Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

NNN HEALTHCARE/OFFICE REIT, INC.
SUPPLEMENT NO. 11 DATED AUGUST 8, 2007
TO THE PROSPECTUS DATED APRIL 23, 2007

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2007, as supplemented by Supplement No. 7 dated May 9, 2007, Supplement No. 8 dated May 25, 2007, Supplement No. 9 dated June 20, 2007 and Supplement No. 10 dated July 17, 2007 relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 11 is to disclose:

•	the status of our initial public offering;

•	changes to the suitability standards for investors in the states of Iowa and Washington;

•	our recent acquisition of the Gwinnett Professional Center in Lawrenceville, Georgia;

•	our proposed acquisition of 1 and 4 Market Exchange in Columbus, Ohio;

•	our proposed acquisition of Quest Diagnostics Office Building in Valley Forge, Pennsylvania;

•	our proposed acquisition of The Institute for Senior Living of Florida Portfolio located on three campuses in Jacksonville, Winter Park and Sunrise, Florida; and

•	our proposed acquisition of St. Rita’s Medical Center Portfolio in Lima, Ohio.

Status of Our Initial Public Offering

As of July 31, 2007, we had received and accepted subscriptions in our offering for 12,199,854 shares of common stock, or approximately $121,466,000, excluding shares issued pursuant to our distribution reinvestment plan.

Suitability Standards

Iowa.  Investors who reside in the state of Iowa must have either (1) a net worth of at least $250,000 or (2) an annual gross income of at least $70,000 and net worth of at least $70,000. In addition, investors from the state of Iowa may not invest more than 10% of their liquid net worth in us.

Washington.  Investors who reside in the state of Washington must have either (1) a net worth of at least $250,000 or (2) an annual gross income of at least $70,000 and net worth of at least $70,000.

Acquisition of Gwinnett Professional Center

On July 27, 2007, we, through our operating partnership, NNN Healthcare/Office REIT Holdings, L.P., acquired a fee simple interest in Gwinnett Professional Center located in Lawrenceville, Georgia from an unaffiliated third party for a purchase price of $9,300,000, plus closing costs.

Financing and Fees

We financed the purchase price of Gwinnett Professional Center through: (1) the assumption of a $6,000,000 loan from LaSalle Bank National Association, or LaSalle, secured by the property, and (2) funds raised through this offering. An acquisition fee of $279,000, or 3.0% of the aggregate purchase price, was paid to our advisor and its affiliate.

The secured loan from LaSalle has an unpaid principal balance of $5,734,000 and bears interest at a rate of 5.88% per annum. The secured loan provided for an initial payment to be made on the first day on which the principal was advanced, which was paid by the original borrower, and provides for the following payments thereafter: (a) principal and interest payments equal to $35,511.44 on the 1st day of each month commencing on February 1, 2004 through and including December 1, 2013 and (b) the outstanding principal balance, together with all accrued but unpaid interest, on January 1, 2014. The monthly payments are based on an assumed amortization schedule of three hundred sixty (360) months. The loan provides for a default interest rate equal to the lesser of: (a) 10.88% or (b) the maximum amount permitted by applicable law. The loan also provides for late charges in an amount equal to the lesser of: (a) 5.0% of such unpaid sum or (b) the maximum amount permitted by applicable law, for any sum not paid within five days of the date it is due. Prepayment of the loan in whole or in part is generally not allowed. Performance under the assumed promissory note has been guaranteed by NNN Healthcare/Office REIT, Inc. The loan documents contain customary representations, warranties, covenants and indemnities, as well as provisions for reserves and impounds. The material terms of the loan are qualified in their entirety by the terms of a Loan Assumption and Substitution Agreement, an Allonge to Note, an original promissory note, a Deed to Secure Debt, Assignment of Rents and Security Agreement and other related loan documents.

Description of the Property

Gwinnett Professional Center, a three-story multi-tenant medical office building, was originally built in 1985 and is located on 5.19 acres on the hospital campus of Gwinnett Medical Center in Lawrenceville, Georgia, northeast of downtown Atlanta. Gwinnett Professional Center totals approximately 60,000 square feet and is currently 73% leased. The principal businesses and professions occupying the building are healthcare providers. Gwinnett Pediatrics leases approximately 8,100 square feet pursuant to a lease that expires in April 2016 and has no renewal options. Gwinnett Pediatrics provides primary pediatric heath care from birth through adolescence. The rental rate per annum for Gwinnett Pediatrics is approximately $184,000, or $22.66 per square foot.

Triple Net Properties Realty, Inc. will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the operation and management of Gwinnett Professional Center as provided in our advisory agreement.

There are at least seven comparable properties located in the same submarket that might compete with Gwinnett Professional Center.

Management currently has no renovation plans for the property, and believes that the property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in Gwinnett Professional Center will be approximately $8,300,000. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon estimated useful lives of 39 years. For 2006, Gwinnett Professional Center paid real estate taxes of approximately $89,000 at a rate of 3.44%.

The following table sets forth the lease expirations of Gwinnett Professional Center for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

				% of Gross Annual
	No. of Leases	Total Square Feet	Gross Annual Rent	Rent Represented
Year	Expiring	of Expiring Leases	of Expiring Leases	by Expiring Leases

2007	1	3,780	$92,421	8.83%
2008	8	18,455	$383,707	36.66%
2009	5	10,865	$235,600	22.51%
2010	1	1,313	$26,023	2.49%
2011	2	4,839	$105,983	10.13%
2012	1	1,096	$24,112	2.30%
2013	0	0	0	0
2014	0	0	0	0
2015	0	0	0	0
2016	1	8,122	$178,684	17.07%

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for Gwinnett Professional Center for the last three years.

		Average Effective Annual Rental
Year	Average Occupancy Rate	Rate per Square Foot

2004	96%	$22.68
2005	80%	$23.74
2006	68%	$24.10

Proposed Acquisition of 1 and 4 Market Exchange

On July 31, 2007, our board of directors approved the acquisition of 1 and 4 Market Exchange. 1 and 4 Market Exchange consists of a five-story, multi-tenant medical office building and a three-story, multi-tenant medical office building located in Columbus, Ohio. The buildings were built in 2001 and 2003, respectively, and collectively contain approximately 116,000 square feet of gross leasable area. The buildings are currently 93% leased. The principal businesses and professions occupying the building are healthcare providers.

We anticipate purchasing 1 and 4 Market Exchange for a purchase price of $21,900,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through a combination of debt financing and funds raised through this offering. We expect to pay our advisor and its affiliate an acquisition fee of approximately $649,000, or 3% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in August 2007; however, closing is subject to certain conditions and there can be no assurance that we will be able to complete the acquisition of 1 and 4 Market Exchange.

Proposed Acquisition of Quest Diagnostics Office Building

On July 31, 2007, our board of directors approved the acquisition of Quest Diagnostics Office Building. Quest Diagnostics Office Building consists of a two-story, single tenant medical office building located in Valley Forge Corporate Center northwest of downtown Philadelphia, Pennsylvania. The property was built in 1985 and contains approximately 109,000 square feet of gross leasable area. The building is currently 100% leased. The principal business occupying the building is a healthcare provider.

We anticipate purchasing Quest Diagnostics Office Building for a purchase price of $26,700,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through a combination of debt financing and funds raised through this offering. We expect to pay our advisor and its affiliate an acquisition fee of $801,000, or 3% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the third quarter of 2007; however, closing is subject to certain agreed upon conditions and there can be no assurance that we will be able to complete the acquisition of Quest Diagnostics Office Building.

Proposed Acquisition of The Institute for Senior Living of Florida Portfolio

On July 31, 2007, our board of directors approved the acquisition of The Institute for Senior Living of Florida Portfolio. The Institute for Senior Living of Florida Portfolio is comprised of six buildings located on three campuses in Jacksonville, Winter Park and Sunrise, Florida. Each campus has one Skilled Nursing Facility and one Assisted Living Facility located adjacent to each other. The buildings at the Jacksonville, Winter Park and Sunrise campuses were built in 1985, 1988 and 1989, respectively, and collectively contain approximately 346,000 square feet of gross leasable area. For the seven months ending December 31, 2006, the occupancy levels at the Jacksonville campus averaged between 79% and 93%, the occupancy levels at the Winter Park campus averaged between 72% and 90% and the occupancy levels at the Sunrise campus averaged between 82% and 87%. The principal occupants are senior citizens.

We anticipate purchasing The Institute for Senior Living of Florida Portfolio for a purchase price of $52,000,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through a combination of debt financing and funds raised through this offering. We expect to pay our advisor and its affiliate an acquisition fee of $1,560,000, or 3% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the third quarter of 2007; however, closing will be subject to certain conditions and there can be no assurance that we will be able to complete the acquisition of The Institute for Senior Living of Florida Portfolio.

Proposed Acquisition of St. Rita’s Medical Center Portfolio

On July 31, 2007, our board of directors approved the acquisition of St. Rita’s Medical Center Portfolio. St. Rita’s Medical Center Portfolio consists of six multi-tenant medical office buildings in Lima, Ohio. The buildings were built, respectively, in the 1920s, 1970, 1985, 1990, 1996 and 2004 and collectively contain approximately 198,000 square feet of gross leasable area. The buildings are currently 77% leased. The principal businesses and professions occupying the building are healthcare providers.

We anticipate purchasing St. Rita’s Medical Center Portfolio for a purchase price of $28,000,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through a combination of debt financing and funds raised through this offering. We expect to pay our advisor and its affiliate an acquisition fee of $840,000, or 3% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the third quarter of 2007; however, closing will be subject to certain conditions and there can be no assurance that we will be able to complete the acquisition of St. Rita’s Medical Center Portfolio.

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